

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3233

December 19, 2017

Via E-Mail
Mr. Clayton Carter
Chief Financial Officer
GEX Management, Inc.
12001 N. Central Expressway
Suite 825
Dallas, Texas 75243

> **Re: GEX Management, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2016**
> **Filed March 28, 2017**
> **Form 10-Q for the period ended September 30, 2017**
> **Filed November 9, 2017**
> **File No. 001-38288**

Dear Mr. Carter:

We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In our comment, we ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

Form 10-Q for the period ended September 30, 2017

Note 1. Description of Business and Significant Accounting Policies

Revenue Recognition

PEO Services, page 6

1. We note that the insurance-related revenues include insurance-related billings, as well as administrative fees that the Company collects from PEO clients and

withholds from CEEs for health benefit insurance plans provided by third-party insurance carriers. Please address the following comments:

- Provide us additional details regarding the nature of these revenues arrangements and related costs and your rights and responsibilities under such arrangements.

- Tell us the basis for gross reporting and how you considered the guidance in ASC 605-45-45.

- Tell us the basis for recognizing the insurance-related revenues in the period amounts are due and the accounting guidance upon which you relied.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Jorge L. Bonilla at (202) 551-3414 or me at (202) 551-3629 with any questions.

Sincerely,

/s/ Kevin Woody

Kevin Woody
Branch Chief
Office of Real Estate and
Commodities